FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February, 2019

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

NATIONAL BANK OF GREECE S.A.

REPLACEMENT OF INTEREST RATE SWAP (IRS) CONTRACT BY THE ISSUANCE OF GREEK
GOVERNMENT BONDS (GGBS)

Athens, 15/02/2019

The Hellenic Republic and National Bank of Greece have agreed to cancel the interest rate swap (IRS) contract of 31/12/2008, whose initial nominal value was €5,500,000,000 and its non-depreciated value stands at €4,038,000,000. This instrument will be replaced by the issuance of Greek Government bonds (GGBs) maturing 2023, 2025 and 2026 of a total nominal value of €3,314,250,000 — i.e. representing the current value of the IRS — which will be fully disbursed to NBG under the following terms:

	ISIN	Maturity	Coupon	Nominal Value
GGB	GR0112009718	20/3/2023	2.90%	€250,250,000
GGB	GR0116007924	20/3/2025	3.25%	€964,000,000
GGB	GR0118018663	20/3/2026	3.55%	€2,100,000,000

This transaction generates benefits for both parties. For its part, the Hellenic Republic enhances the reduction in public debt by around €724 million, increasing the share of fixed rate liabilities in the Government’s debt portfolio by circa 2.5% at no further cost for the Hellenic Republic at a time of historically low reference rates.

The reduction of €724 million stems from the difference between, the non-depreciated value of €4,038,000,000, which is currently charged to the public debt and will be reduced upon termination of the IRS contract, and, the nominal value of €3,314,250,000 of the new GGBs that will be given to NBG for payment of the equivalent current value of the IRS.

It’s worth noting that this benefit for the public debt has been made possible by the significant drop in benchmark interest rates (mainly due to the policy of Quantitative Easing), though without creating a burden for NBG, as the associated interest rate risk has been fully and effectively hedged.

This transaction brings benefits to National Bank of Greece as the GGBs will earn annual interest income of €110 million, while eliminating the need to hedge the IRS (together with the substantial associated cost). It also simplifies the Bank’s asset structure, securing a reduction in funding costs, and further enhancing the liquidity coverage ratio (LCR).

This transaction is part of NBG’s strategic plan that aims at the effective leverage of the Bank’s strong liquidity, and significant strengthening of the Group’s net interest income and return on equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: February 15, 2019

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: February 15, 2019

Director, Financial Division